April 12, 2007
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F. Street, N.E.
Washington, DC 20549

Attention:	Mr. Gary R. Todd Reviewing Accountant

Re:	Baldwin Technology Company, Inc. Form 10-K for the year ended June 30, 2006 Form 10-Q for the quarter ended December 31, 2006 Commission File No. 1-9334
Dear Mr. Todd:
The discussion below sets forth the response of Baldwin Technology Company, Inc., (“the Company”) to each of the written comments numbered 1-4 of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (“the Staff”) set forth in the Staff’s letter dated March 29, 2007. Additionally, please note that the Company will revise its future interim and annual filings with respect to these comments. The Company has earlier today filed a copy of this letter via EDGAR.
Form 10-K for fiscal year ended June 30, 2006
Financial Statements
Note 11 , Stock-Based Compensation, page 43
Q1.     We see from the table of Black-Scholes assumptions that the volatility measure significantly decreased in 2006. We also see disclosure that in 2006 you changed your method to incorporate adjustments associated with an “unusually volatile period.” Please tell us how you applied the revised policy in 2006. Please also tell us why you believe your estimated volatility for 2006 is appropriate under SFAS 123(R) and SAB 107, including Question 2 of Section D.1 “Expected Volatility.”

U.S. Securities and Exchange Commission
April 12, 2007

A1.     The following discussion describes the Company’s application of revised volatility calculations and appropriateness of estimated volatility calculations for 2006. As disclosed in the Company’s annual report on Form 10-K for fiscal year ended June 30, 2006, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004) “Share-Based Payment” (SFAS 123 (R)), on July 1, 2005. As a consequence, stock option grants and other stock-based compensation plans are recorded as expenses over the vesting period of the award based on their fair values at the date the stock-based compensation is granted. The Company elected to adopt SFAS 123 (R) using the modified prospective method that recognizes stock-based compensation expense from July 1, 2005 as if the fair value based accounting method had been used to account for all outstanding unvested employee awards granted in prior years. The expense for fiscal year 2006 for the unvested portion of options granted in prior years and for options granted during fiscal year 2006 were calculated using the Black-Scholes option pricing model utilizing the revised volatility calculations, as discussed below.
          During fiscal year 2006, the Company reviewed its methodology for calculating expected volatility using the guidance provided in SFAS 123 (R) and SAB 107. Included in the review was an analysis by the Company of its historical volatility (see SAB Question 2 of Section D.1 interpretive responses 1 and 2). The results of the analysis indicated that for the period January 1987 to February 2006 volatility of 65% and 67% for weekly and monthly stock prices, respectively, was almost identical. Further analysis indicated that a three-year period, included in the most recent five-year period, represented a more volatile period than any other in the Company’s history. During this three-year period, approximately October 2000 thru October 2003, volatility was particularly high as a result of a series of extraordinary events occurring within close proximity of each other, including: the Company disposing of non-performing operations, incurring significant investment losses, debt covenant violations, loans recalled by the lenders, announcement of two major restructuring plans and briefly operating under a letter of intent to be acquired by a competitor.
          In addition, the analysis indicated that for the period January 1987 to September 30, 2000 (the period immediately preceding the high volatility period) mean historical volatility was approximately 48%.
          Unadjusted volatility calculated for the Company’s stock options granted in November 2003, August 2004, November 2004 and August 2005 based on the five year periods prior to each of the option grant dates were 99.56%, 101.14%, 101.00% and 99.73%, respectively. The Company believes that these amounts are far above the Company’s historical and expected volatility.
          According to the guidance in SFAS 123 (R) and SAB 107, with particular reference to SAB Question 2 of section D.1 interpretive response 5. , “ a period of historical volatility data may not be relevant in evaluating expected volatility. In these instances, that period should be disregarded”. Adjusted volatility calculated for options granted in November 2003, August 2004, November 2004 and August 2005 based on the five year periods prior to each of the option grant dates, excluding the period of high volatility were 61.29%, 67.53%, 66.90% and 61.46% . Per

U.S. Securities and Exchange Commission
April 12, 2007

SAB 107, footnote 56, the above volatilities were calculated with sufficient data to be used as expected volatilities. However, rather than simply using the effective two-year volatility calculated above, the five-year period volatility of 50.83% , immediately preceding October 2000, is also relevant in a mean reversion analysis. The average of the two volatilities provides, in the Company’s estimation, a better measure of the expected volatility over the expected term and for options granted in November 2003, August 2004, November 2004 and August 2005. Based on the average of the two periods, these volatilities were 56.06%, 59.18%, 58.86% and 56.14%. Based on the discussion above, the Company concluded that these calculations represented an appropriate estimated volatility. Accordingly, these calculations were used as the volatility assumption for the Black-Scholes model to calculate the fair value of options granted for the purposes of the Company’s Form 10-K for the fiscal year ended June 30, 2006.
          It should be noted that the adjusted volatility calculation had no impact on prior year financial statements as presented, because the Company prior to July 1, 2005, had applied Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations and provided the required pro forma disclosures of SFAS No. 123, “Accounting for Stock Based Compensation”. The Company determined that adjustments to prior year pro forma footnote disclosure were unnecessary.
Form 10-Q as of December 31, 2006
Note 11, Acquisition, page 11
Q2.     Please provide us your measurements of significance to show us how you considered the acquired business financial statement requirements of Rule 3-05 of Regulation S-X.
A2.     The following represents the Company’s measures of significance used to consider the acquired business financial statements requirements of Rule 3-05 of Regulation S-X.
          (1) Investment Test — Did the registrants and its subsidiaries investment in and advances to the subsidiary exceed 20% of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year?
          The $18 million cash purchase price, and total purchase price of $19.1 million, including capitalizable costs, noted in Footnote 11 of the December 31, 2006 Form 10-Q, represented 16% and 17 % respectively, of the Company’s total assets at June 30, 2006.
          (2) Asset Test — Did the registrants and its other subsidiaries proportionate share of total assets of the subsidiary exceeds 20% of the consolidated assets?
          Total assets of MTC Trading Company and its subsidiaries (“MTC”), which include Oxy-Dry Corporation, Oxy-Dry Maschinen GmbH, and several other subsidiaries, all of which are collectively referred to as (“Oxy-Dry”), per the MTC audited financial statements at December 31, 2005 were $19.5 million, or 17% of the Company’s total assets as of June 30, 2006.

U.S. Securities and Exchange Commission
April 12, 2007

          (3) Income Test — Did the registrants and its subsidiaries equity in the income from continuing operations before income taxes exceeds 20% of consolidated income?
          Profit before taxes of MTC for the year ended December 31, 2005, as per the MTC audited financial statements of $1.5 million, was 15% of the Company’s profit before taxes of $9.7 million as of June 30, 2006.
Q3.     You disclose that the amounts allocated to certain assets were based on a third party valuation. Please revise future filings, beginning with your next Form 10-Q, to name the third party expert. In addition, if you incorporate this Form 10-Q into any registration statement you will be required to identify the appraisal firm in the “Experts” section and include its consent in the registration statement.
A3.     The Company received input from a third party in preparing the Company’s preliminary estimates of the value of certain assets owned by Oxy-Dry Corporation (“Oxy Dry”) in connection with the closing of the Company’s acquisition of Oxy-Dry’s assets on November 21, 2006. The Company did not name the third party in footnote 11 to its unaudited financial statements contained in its Form 10-Q filing or otherwise identify the third party. In addition, the Company did not quote or summarize any views of the third party or state that the third party “reviewed or passed upon” any information contained in footnote 11 to the financial statements contained in the Form 10-Q filing. See Rule 436(b) under the Securities Act of 1933, as amended.
          The information provided to and reviewed by the third party helped form the basis of the Company’s preliminary valuation estimates provided in the Company’s Form 10-Q filing, but was not the sole basis for the estimates. The Company acknowledges that management is responsible for determining the fair values used to allocate purchase price and will clarify such in future filings. Because it did not exclusively rely on the information provided by the third party, the Company does not believe that its disclosure in the Form 10-Q was materially incomplete. For these reasons, the Company does not consider the third party to have served as an expert within the meaning of Section 7 of the Securities Act of 1933 and Rule 436 thereunder with respect to the Company’s preliminary estimate of the value of Oxy-Dry’s assets.
          Therefore, the Company intends to remove the reference to the third party in its future Form 10-Q and Form 10-K filings. In addition, the Company does not intend to (a) name the third party in the “Experts” section of any current or future registration statements filed by the Company under the Securities Act or (b) obtain a written consent from the third party for filing as an exhibit to such registration statements.
Q4.     We see that the purchase allocation for MTC includes approximately $3 million for restructuring of the acquired business. Please expand the footnotes in future filings to more fully

U.S. Securities and Exchange Commission
April 12, 2007

describe how you are restructuring the acquired business. In that regard, please address the major actions that comprise the restructuring plan, the activities of the acquired company that will not be continued, including the method of disposition, and the anticipated date of completion and a description of employee group(s) to be terminated or relocated. Refer to EITF 95-3.
A4.     The Company notes the Staff comments related to expanded footnote disclosure regarding the restructuring of the acquired business and reference to EITF 95-3. The Company, in its future filings, will more fully describe the major actions that comprise the restructuring plan, the activities of the acquired company that will not be continued, the method of disposition of non- continuing activities, the anticipated completion date and a description of the employee groups to be terminated or relocated.
In conjunction with this response, the Company acknowledges that:
1. It is responsible for the adequacy and accuracy of the disclosure in its SEC filings;
2. SEC staff comments or changes to disclosure in response to the staff comments do not foreclose the SEC from taking any action with respect to the filing that is the subject of the comments, and
3. that the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under federal securities laws of the United States.
The Company would be pleased to provide any further analysis or respond to other questions concerning the Company’s previously filed Form 10-K and Form 10-Q reports at your convenience.
Please contact me with any other questions or comments concerning this response letter.

Sincerely,
/s/ Gerald A. Nathe
Gerald A. Nathe
Chairman and Chief Executive Officer

/LR